Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that appear elsewhere in the report on Form 6-K of which this document is a part. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in our annual report on Form 20-F for the fiscal year ended September 30, 2025, particularly under the caption “Item 3. Key Information—D. Risk Factors.”

Overview

Universe Pharmaceuticals INC (the “Company,” “we,” “our,” or “us”), through its PRC subsidiaries in China, is a pharmaceutical company specializing in the development, manufacturing, marketing, and sale of traditional Chinese medicine derivative (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. We have registered and obtained approval for 26 varieties of TCMD products from the National Medical Products Administration (the “NMPA”), and we currently produce 13 varieties of TCMD products and sell them in 261 cities across 30 provinces in China as of the date of this report. In addition, we sell biomedical drugs, medical instruments, traditional Chinese medicine preparations (“TCMPs”), and dietary supplements manufactured by third-party pharmaceutical companies (collectively referred to as “third-party products”).

Our major customers are pharmaceutical companies, hospitals, clinics, and drugstore chains, primarily located in Jiangxi Province, Jiangsu Province, Guangdong Province, Hubei Province, Fujian Province, Guangxi Province, and Shandong Province, as well as 23 other provinces in China.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial measures, including growth in net revenue and gross profit, as well as our ability to control costs and operating expenses in order to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, enabling our business to respond promptly to competitive market conditions and to the evolving demands and preferences of our customers. The key measures that we use to evaluate the performance of our business are set forth below.

Net Revenue

Our revenue is reported net of all value-added taxes (“VAT”). Our products are sold with no right of return, and we do not provide credits or sales incentives to customers. Our revenue is driven by sales volume, selling price, and the mix of products sold.

	For the Six Months Ended March 31,		Variance
	2026	2025	%
Revenue from sales of self-manufactured TCMD products	64.8%	76.2%	(11.5)%
Revenue from sales of third-party products	35.2%	23.8%	11.5%
Total revenue	100.0%	100.0%

Sales volume by unit- TCMD products	4,462,825	6,050,384	(26.2)%
Sales volume by unit- third party products	2,162,920	2,676,396	(19.2)%
Total sales volume	6,625,745	8,726,780	(24.1)%

Average selling price per unit- TCMD products	$1.31	$1.15	13.9%
Average selling price per unit- Third-party products	$1.47	$0.81	81.5%

Revenues from sales of TCMD products manufactured by us accounted for 64.8% and 76.2% of our total revenues for the six months ended March 31, 2026 and 2025, respectively. The 13 TCMD products manufactured by us fall into two categories: (i) treatments and relief for common chronic health conditions in the elderly, designed to achieve physical wellness and longevity (the “Chronic Condition Treatments”), and (ii) cold and flu medications. Our Chronic Condition Treatments primarily include Guben Yanling Pill, Shenrong Weisheng Pill, Quanlu Pill, Yangxue Danggui Syrup, Wuzi Yanzong Oral Liquid, Fengtong Medicinal Liquor, Shenrong Medicinal Liquor, Qishe Medicinal Liquor, Fengshitong Medicinal Liquor, and Shiquan Dabu Medicinal Liquor, and our cold and flu medications primarily include Paracetamol Granule for Children, Isatis Root Granule, and Qiangli Pipa Syrup.

In order to diversify our product offerings and product mix, in addition to selling our self-manufactured TCMD products, we also sell products manufactured by third-party pharmaceutical companies, including (i) biomedical drugs, such as liquid glucose, prednisolone, and citicoline, (ii) medical instruments, such as drug-eluting stents, surgical tubes, and syringes, (iii) TCMPs, such as red sage tablets, Longdan Xiegan pills, and Chinese skullcap capsules, and (iv) dietary supplements, such as vitamins, probiotic powder, and calcium tablets. Revenues from sales of third-party products accounted for 35.2% and 23.8% of our total revenues for the six months ended March 31, 2026 and 2025, respectively.

Gross Profit

Gross profit is equal to net revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (raw materials, labor, packaging costs, depreciation and amortization, third-party product purchase price, freight costs, and overhead). Cost of goods sold generally changes in line with our production costs, which are affected by factors including the market price of raw materials, labor productivity, and the purchase price of third-party products, as well as changes in customer and product mix. Our cost of revenues accounted for 63.0% and 65.4% of our total revenue for the six months ended March 31, 2026 and 2025, respectively. We expect our cost of revenues to increase as we further expand our operations in the foreseeable future.

Our gross margin was 37.0% for the six months ended March 31, 2026, an increase of 2.4 percentage points from the gross margin of 34.6% for the six months ended March 31, 2025, due to increases in the average selling price of our TCMD products and third-party products of 13.9% and 81.5%, respectively.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses and research and development expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to our sales personnel, advertising expenses to increase the awareness of our brand, shipping and delivery expenses, and expenses incurred for business travel, meals, and other sales promotion and marketing activities. Our selling expenses accounted for 36.4% and 24.9% of our total revenue for the six months ended March 31, 2026 and 2025, respectively. We expect our overall selling expenses, including, but not limited to, advertising expenses, brand promotion expenses, and salaries, to increase in the foreseeable future as we continue to expand our business and promote our products to customers across expanded geographic areas.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt reserve expenses, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes and professional service expenses. General and administrative expenses accounted for 16.2% and 34.1% of our revenue for the six months ended March 31, 2026 and 2025, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

The Chinese patent medicine industry is characterized by rapid and frequent changes in customer demand and the launch of new products. If we do not launch new products or improve our existing products to meet the changing demands of our customers in a timely manner, some of our products could become uncompetitive in the market, thereby adversely affecting our revenues and operating results. Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in research and development activities, materials and supplies used in the development and testing of new TCMD products, depreciation, and other miscellaneous expenses. Research and development expenses accounted for 1.0% and 1.1% of our revenue for the six months ended March 31, 2026 and 2025, respectively. As we continue to develop new products and diversify our product offerings to satisfy customer demand, we expect our research and development expenses to increase in the foreseeable future.

Financial Results for the Six Months Ended March 31, 2026 Compared to the Six Months Ended March 31, 2025

The following table summarizes the results of our operations for the six months ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended March 31,
	2026		2025		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
REVENUE	$9,036,190	100.0%	$9,152,915	100.0%	$(116,725)	(1.3)%
COST OF REVENUE	5,693,679	63.0%	5,988,385	65.4%	(294,706)	(4.9)%
GROSS PROFIT	3,342,511	37.0%	3,164,530	34.6%	177,981	5.6%

OPERATING EXPENSES
Selling expenses	3,285,367	36.4%	2,276,728	24.9%	1,008,639	44.3%
General and administrative expenses	1,463,798	16.2%	3,117,727	34.1%	(1,653,929)	(53.0)%
Research and development expenses	93,478	1.0%	96,836	1.1%	(3,358)	(3.5)%
Total operating expenses	4,842,643	53.6%	5,491,291	60.0%	(648,648)	(11.8)%

LOSS FROM OPERATIONS	(1,500,132)	(16.6)%	(2,326,761)	(25.4)%	826,629	(35.5)%

OTHER INCOME (EXPENSE)
Interest expense, net	(126,157)	(1.4)%	(128,745)	(1.4)%	2,588	(2.0)%
Other income, net	71,476	0.8%	(829,249)	(9.1)%	900,725	(108.6)%
Total other loss, net	(54,681)	(0.6)%	(957,994)	(10.5)%	903,313	(94.3)%

INCOME TAX	(1,554,813)	(17.2)%	(3,284,755)	(35.9)%	1,729,942	(52.7)%

PROVISION FOR INCOME TAXES	-	-%	-	-%	-	-%

NET LOSS	$(1,554,813)	(17.2)%	$(3,284,755)	(35.9)%	1,729,942	(52.7)%

Revenues. We currently produce and sell 13 varieties of TCMD products and also sell products manufactured by third-party pharmaceutical companies, to our customers.

	For the Six Months Ended March 31,
	2026	2025	Change
	Amount	Amount	Amount	%
Revenue - TCMD products sales	$5,850,980	$6,978,932	$(1,127,952)	(16.2)%
Revenue – third-party products sales	3,185,210	2,173,983	1,011,227	46.5%
Total revenue	$9,036,190	$9,152,915	$(116,725)	(1.3)%

Our revenues decreased by $116,725, or 1.3%, to $9,036,190 for the six months ended March 31, 2026, from $9,152,915 for the six months ended March 31, 2025.

Revenue from sales of our TCMD products

Sales of TCMD products decreased by $1,127,952, or 16.2%, to $5,850,980 for the six months ended March 31, 2026, from $6,978,932 for the six months ended March 31, 2025. The decrease in sales of our TCMD products was attributable to the following reasons:

a)	The nationwide centralized drug procurement policy implemented in China led to a significant decrease in the prices of certain essential medicines and intensified competitive differentiation within the industry, making it increasingly difficult for small and medium-sized enterprises to compete with leading enterprises. As a result, our sales volume of TCMD products decreased by 1,587,559 units, or 26.2%, to 4,462,825 units sold in the six months ended March 31, 2026, from 6,050,384 units sold in the six months ended March 31, 2025.

b)	The average selling price of our TCMD products increased by $0.16 per unit, or 13.9%, to $1.31 per unit in the six months ended March 31, 2026, from $1.15 per unit in the six months ended March 31, 2025, due to a change in product mix.

c)	The exchange rate between RMB and US$ was US$1.00 to RMB7.2308 in the six months ended March 31, 2025 as compared to US$1.00 to RMB7.0061 in the six months ended March 31, 2026. The appreciation of RMB against US$ had a 3.1% positive impact on our reported revenues.

Revenue from sales of third-party products

Sales of third-party products increased by $1,011,227, or 46.5%, to $3,185,210 for the six months ended March 31, 2026, from $2,173,983 for the six months ended March 31, 2025. Sales volume of third-party products decreased by 19.2%, to 2,162,920 units sold in the six months ended March 31, 2026, from 2,676,396 units sold in the six months ended March 31, 2025. The average selling price of third-party products increased by $0.66 per unit, or 81.5%, to $1.47 per unit in the six months ended March 31, 2026, from $0.81 per unit in the six months ended March 31, 2025, attributable to our new sales strategy of focusing on the promotion of Traditional Chinese Medicine Pieces with higher average selling prices and gross profit margins in order to improve our overall profitability.

Cost of Revenues. Our cost of revenues primarily consists of inventory costs (including raw materials, labor, packaging costs, depreciation and amortization, third-party product purchase prices, freight costs, and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors such as the market price of raw materials, labor productivity, and the purchase price of third-party products, as well as changes in customer and product mix.

	For the Six Months Ended March 31,
	2026	2025	Change
	Amount	Amount	Amount	%
Cost of revenue- TCMD products	$3,773,396	$4,640,381	$(866,985)	(18.7)%
Cost of revenue- third-party products	1,920,283	1,348,004	572,279	42.5%
Total cost of revenue	$5,693,679	$5,988,385	$(294,706)	(4.9)%

Cost of revenues decreased by $294,706, or 4.9%, to $5,693,679 for the six months ended March 31, 2026, from $5,988,385 for the six months ended March 31, 2025, due to a decrease in sales volume.

Cost of revenues of TCMD products

Cost of revenues of TCMD products accounted for 66.3% and 77.5% of our total cost of revenues for the six months ended March 31, 2026 and 2025, respectively. Cost of revenues of TCMD products decreased by $866,985, or 18.7%, from $4,640,381 in the six months ended March 31, 2025 to $3,773,396 in the six months ended March 31, 2026. The decrease in cost of revenues of our TCMD products was due to the following reasons:

(1)	Sales volume of our TCMD products decreased by 26.2%, to 4,462,825 units sold in the six months ended March 31, 2026, from 6,050,384 units sold in the six months ended March 31, 2025.

(2)	The average per unit cost of our TCMD products increased by $0.08, or 10.4%, from $0.77 per unit in the six months ended March 31, 2025 to $0.85 per unit in the six months ended March 31, 2026, due to a change in product mix.

(3)	The 3.1% positive impact from foreign currency fluctuation as discussed above.

Cost of revenues of third-party products

Cost of revenues of third-party products accounted for 33.7% and 22.5% of our total cost of revenues for the six months ended March 31, 2026 and 2025, respectively. Cost of revenues of third-party products increased by $572,279, or 42.5%, from $1,348,004 in the six months ended March 31, 2025 to $1,920,283 in the six months ended March 31, 2026. The increase was primarily attributable to an increase in the average per unit cost of third-party products by $0.39 per unit, or 78.0%, from $0.50 per unit in the six months ended March 31, 2025 to $0.89 per unit in the six months ended March 31, 2026, consistent with the increase in average selling price as a result of our new sales strategy as discussed above. Sales volume of our third-party products decreased by 19.2%, from 2,676,396 units sold in the six months ended March 31, 2025 to 2,162,920 units sold in the six months ended March 31, 2026.

Gross profit

Our gross profit increased by $177,981, or 5.6%, to $3,342,511 for the six months ended March 31, 2026, from $3,164,530 for the six months ended March 31, 2025. Our gross margin increased by 2.4 percentage points to 37.0% for the six months ended March 31, 2026, from 34.6% for the six months ended March 31, 2025.

	For the Six Months Ended March 31,
	2026	2025	Change
	Amount	Amount	Amount	%
Gross profit- TCMD products	$2,077,584	$2,338,551	$(260,967)	(11.2)%
Gross profit- third-party products	1,264,927	825,979	438,948	53.1%
Total gross profit	$3,342,511	$3,164,530	$177,981	5.6%

Gross margin- TCMD products	35.5%	33.5%		2.0%
Gross margin- third party products	39.7%	38.0%		1.7%
Total gross margin	37.0%	34.6%		2.4%

Average selling price per unit- TCMD products	$1.31	$1.15	$0.16	13.9%
Average cost per unit- TCMD products	$0.85	$0.77	$0.08	10.4%

Average selling price per unit- third party products	$1.47	$0.81	$0.66	81.5%
Average cost per unit - third party products	$0.89	$0.50	$0.39	78.0%

Gross profit from the sales of our TCMD products decreased by $260,967, or 11.2%, from $2,338,551 in the six months ended March 31, 2025 to $2,077,584 in the six months ended March 31, 2026, and the gross margin of our TCMD products increased by 2.0 percentage points, from 33.5% in the six months ended March 31, 2025 to 35.5% in the six months ended March 31, 2026. The decrease in our gross profit from the sales of TCMD products was primarily attributable to the decrease in sales volume.

Gross profit from third-party product sales increased by $438,948, or 53.1%, from $825,979 in the six months ended March 31, 2025 to $1,264,927 in the six months ended March 31, 2026, while the gross margin of third-party product sales increased by 1.7 percentage points, from 38.0% in the six months ended March 31, 2025 to 39.7% in the six months ended March 31, 2026. The increase in our gross profit from third-party products was primarily driven by the increase in average unit selling price, partially offset by the decrease in sales volume and the increase in average per unit cost.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended March 31, 2026 and 2025:

	For the Six Months Ended March 31,
	2026		2025		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Total revenue	$9,036,190	100.0%	$9,152,915	100.0%	$(116,725)	(1.3)%
Operating expenses:
Selling expenses	3,285,367	36.4%	2,276,728	24.9%	1,008,639	44.3%
General and administrative expenses	1,463,798	16.2%	3,117,727	34.1%	(1,653,929)	(53.0)%
Research and development expenses	93,478	1.0%	96,836	1.1%	(3,358)	(3.5)%
Total operating expenses	$4,842,643	53.6%	$5,491,291	60.0%	$(648,648)	(11.8)%

Selling expenses

Our selling expenses primarily consist of salaries and employee benefit expenses paid to our sales personnel, advertising expenses to increase our brand awareness, shipping and delivery expenses, business travel and meals expenses, and other sales promotion and marketing activities-related expenses.

	For the Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$542,177	16.5%	$481,136	21.1%	$61,041	12.7%
Advertising expenses	1,912,566	58.2%	1,248,783	54.8%	663,783	53.2%
Shipping and delivery expenses	476,681	14.5%	389,133	17.1%	87,548	22.5%
Business travel and meals expenses	169,745	5.2%	140,066	6.2%	29,679	21.2%
Market research expenses	170,709	5.2%	-	-%	170,709	-%
Other sales promotion related expenses	13,489	0.4%	17,610	0.8%	(4,121)	(23.4)%
Total selling expenses	$3,285,367	100.0%	$2,276,728	100.0%	$1,008,639	44.3%

Selling expenses increased by $1,008,639, or 44.3%, to $3,285,367 for the six months ended March 31, 2026, from $2,276,728 for the six months ended March 31, 2025, primarily attributable to increases in advertising expenses and market research expenses of $663,783 and $170,709, respectively. The Company renewed its advertising service agreement with Health Headline to promote its brand on Health Headline’s website and mobile application, which contributed to a significant increase in advertising expenses and market research expenses during the six months ended March 31, 2026.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation, bad debt provisions, inspection and maintenance expenses, office supply and utility expenses, business travel and meals expenses, land and property taxes, and professional service expenses.

	For the Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses	$424,745	29.0%	$454,706	14.6%	$(29,961)	(6.6)%
Depreciation and amortization	109,265	7.5%	124,596	4.0%	(15,331)	(12.3)%
Office supply and utility expense	121,350	8.3%	58,984	1.9%	62,366	105.7%
Transportation, business travel and meals expense	77,594	5.3%	114,168	3.7%	(36,574)	(32.0)%
Consulting fee	715,449	48.9%	2,300,041	73.8%	(1,584,592)	(68.9)%
Inspection and maintenance fee	7,225	0.5%	10,871	0.3%	(3,646)	(33.5)%
Stamp tax and other expenses	8,170	0.6%	54,361	1.7%	(46,191)	(85.0)%
Total general and administrative expenses	$1,463,798	100.0%	$3,117,727	100.0%	$(1,653,929)	(53.0)%

General and administrative expenses decreased by $1,653,929, or 53.0%, to $1,463,798 for the six months ended March 31, 2026, from $3,117,727 for the six months ended March 31, 2025, primarily attributable to a decrease in consulting fees of $1,584,592. The Company incurred underwriting expenses and legal fees of $1,394,453 in connection with the Company’s registered direct offering closed on December 6, 2024. No such expenses were incurred during the six months ended March 31, 2026.

Research and development expenses

Our research and development expenses primarily consist of salaries, welfare and insurance expenses paid to our employees involved in research and development activities, materials and supplies used in the development and testing of new TCMD products, depreciation and other miscellaneous expenses.

	For the Six Months Ended March 31,
	2026		2025		Variance
	Amount	%	Amount	%	Amount	%
Salary and employee benefit expenses for research and development personnel	$53,069	56.8%	$55,327	57.1%	$(2,258)	(4.1)%
Materials used in research and development activities	1,240	1.3%	-	0.0%	1,240	-%
Expenditure on new product development	32,134	34.4%	31,603	32.6%	531	1.7%
Depreciation and others	7,035	7.5%	9,906	10.2%	(2,871)	(29.0)%
Total research and development expenses	$93,478	100.0%	$96,836	100.0%	$(3,358)	(3.5)%

Research and development expenses decreased by $3,358, or 3.5%, to $93,478 for the six months ended March 31, 2026, from $96,836 for the six months ended March 31, 2025, primarily attributable to a decrease in depreciation and other expenses of $2,871 as a portion of our production equipment reached the end of its expected useful life.

Other income (expenses), net

Total other expenses, net was $54,681 for the six months ended March 31, 2026, compared to $957,994 for the six months ended March 31, 2025. Exchange loss was $84,258 for the six months ended March 31, 2026, representing a decrease of $871,404 from the exchange loss of $955,662 recorded for the six months ended March 31, 2025.

Provision for Income Taxes

Income tax expense was nil for the six months ended March 31, 2026 and 2025.

Net Loss

Net loss was $1,554,813 for the six months ended March 31, 2026, compared to a net loss of $3,284,755 for the six months ended March 31, 2025.

Basic and diluted loss per share were $2.76 for the six months ended March 31, 2026, compared to $9.44 for the six months ended March 31, 2025. The weighted average number of shares outstanding increased from 347,814 for the six months ended March 31, 2025 to 563,338 for the six months ended March 31, 2026, primarily due to the issuance of 18,750,000 shares (equivalent to 468,750 shares after giving effect to the 40-for-1 share consolidation effected on March 24, 2025) in connection with a Securities Purchase Agreement entered into on December 6, 2024.

Liquidity and Capital Resources

As of March 31, 2026, we had $27.6 million in cash on hand. We also had short-term investments of $1.5 million in wealth management financial products from financial institutions to generate investment income, which we purchased with proceeds from the issuance of ordinary shares. Such short-term investments can be redeemed at any time at our discretion and are highly liquid. As of March 31, 2026, we also had $15.0 million in accounts receivable. Our accounts receivable primarily include balances due from customers for our pharmaceutical products sold and delivered to customers. Approximately 38.0%, or $5.7 million, of our net accounts receivable balance as of March 31, 2026 have been subsequently collected. Collected accounts receivable will be used as working capital in our operations, if necessary.

As of March 31, 2026, our inventory balance amounted to $2.0 million, primarily consisting of raw materials, work-in-progress and finished TCMD products, which we believe can be sold quickly based on our analysis of current demand trends for our products.

On June 25, 2021, we entered into a construction agreement with a sub-contractor, Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), for the construction of four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $23.9 million). As of March 31, 2026, we had made a prepayment of approximately RMB69.2 million (approximately $10.0 million) to Chenyuan and future additional capital expenditure on this construction-in-process (“CIP”) project is estimated to be approximately RMB95.8 million (equivalent to $13.9 million), among which approximately $3.6 million is required for the next 12 months. In April 2025, the Ministry of Emergency Management of the PRC issued the Specification for Safety Management of Fine Chemical Enterprises, pursuant to which enterprises are prohibited from setting up employee dormitories within factory premises. The Company was required to redesign the project, and the expected completion date has been further delayed to June 30, 2028. We currently plan to support our ongoing CIP project through cash collected from accounts receivable, and if necessary, borrowings from banks.

On May 6, 2021, we entered into a real estate property purchase agreement with Jiangxi Yueshang to purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.6 million). As of March 31, 2026, we had made a prepayment of RMB16 million (approximately $2.3 million) to Jiangxi Yueshang. The remaining balance of RMB16 million (approximately $2.3 million) is expected to be paid upon receipt of the Real Estate Ownership Certificate.

As of March 31, 2026, we also had short-term bank loans of $7.4 million and long-term bank loans of $2.2 million that we obtained from several PRC banks for working capital purposes. We expect that we will be able to renew all of the existing bank loans upon their maturity based on our past experiences and our outstanding credit history.

As of March 31, 2026, our working capital balance was $41.6 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities, borrowings from banks and from our principal shareholders will be sufficient to meet our working capital needs in the next 12 months from the date of this report.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2026	2025
Net cash (used in) provided by operating activities	$(4,298,208)	$2,561,194
Net cash used in investing activities	(1,812,650)	(132,737)
Net cash (used in) provided by financing activities	(149,072)	16,398,355
Effect of exchange rate change on cash and restricted cash	227,635	(1,051,654)
Net (decrease) increase in cash	(6,032,295)	17,775,158
Cash, beginning of period	33,592,025	29,497,693
Cash, end of period	$27,559,730	$47,272,851

Operating Activities

Net cash used in operating activities was $4,298,208 for the six months ended March 31, 2026, and consisted primarily of the following:

●	Net loss of $1,554,813 for the period.

●	An increase in other receivable of $4,794,563. On June 17, 2026, we entered into a Share Purchase Agreement (the “SPA”) with Ms. Lu Shanshan (“Ms. Lu”), pursuant to which we agreed to acquire 100% of the issued shares (the “Target Shares”) of Best Praise International Limited (the “Target”) for a consideration of US$10,751,000, payable entirely through the issuance of 4,376,552 of our Class A ordinary shares (the “Consideration Shares”) to Ms. Lu or her designated recipients, subject to the terms and conditions set forth in the SPA. The Company prepaid $5,223,594 as a security deposit for the SPA as of March 31, 2026.

●	An increase in accounts payable of $1,999,735 due to pending invoices from suppliers for raw materials purchased in the first quarter of 2026.

●	An increase in accounts receivable of $1,507,555. We provided longer credit terms for our regular customers to maintain customer relationships and promote sales.

Net cash provided by operating activities was $2,561,194 for the six months ended March 31, 2025, primarily consisting of the following:

●	Net loss of $3,284,755 for the period.

●	A decrease in other receivable of $3,555,781. On September 26, 2022, the Company entered into a letter of intent for an equity transfer with an individual, Mr. Xibo Liu, pursuant to which Mr. Xibo Liu agreed to transfer his 51% ownership in Yunnan Faxi to the Company at a price of RMB72 million (approximately $10.0 million). Based on the contract terms, the Company prepaid RMB25 million (approximately $3.4 million) within three (3) business days of signing the letter of intent. However, due to the unsatisfactory performance of Yunnan Faxi, the equity transfer contract was terminated on December 20, 2024. The amount of $3,562,472 (RMB25 million) was recorded as other receivable as of September 30, 2024 and was collected during the six months ended March 31, 2025.

●	An increase in accounts payable of $2,657,313 due to pending invoices from suppliers for raw materials purchased in the first quarter of 2025.

●	A decrease in accounts receivable of $2,318,451. Our accounts receivable primarily include balance due from customers for our pharmaceutical products sold and delivered to customers. We enhanced our accounts receivable management and shortened the accounts receivable collection period during the six months ended March 31, 2025.

●	An increase in inventory balance of $1,892,889 because we increased inventory stockpiles to reduce the negative impact from the increase in market prices of Chinese traditional medicine raw materials.

●	An increase in advance to suppliers of $1,057,671 to ensure continuous high-quality supplies and favorable purchase prices of raw materials.

Investing Activities

Net cash used in investing activities amounted to $1,812,650 for the six months ended March 31, 2026, due to purchase of short-term investments of $1,490,203, purchase of fixed assets of $311,028, and purchase of intangible assets of $11,419.

Net cash used in investing activities amounted to $132,737 for the six months ended March 31, 2025, due to purchase of fixed assets of $84,333, purchase of intangible assets of $35,957, and prepayments for construction in progress of $12,447.

Financing Activities

Net cash used in financing activities amounted to $149,072 for the six months ended March 31, 2026, primarily consisted of the following:

●	Proceeds from bank loans of $3,568,319 and repayment of bank loans of $3,568,319.

●	Repayment of related party borrowings of $149,072. The balance due to a related party mainly consisted of advances from Mr. Gang Lai for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Net cash provided by financing activities amounted to $16,398,355 for the six months ended March 31, 2025, primarily consisted of the following:

●	Net proceeds from issuance of ordinary shares of $15,000,000.

●	Proceeds from bank loans of $691,486 and repayment of bank loans of $691,486.

●	Proceeds from related party borrowings of $1,398,355. The balance due to related party mainly consisted of advances from Mr. Gang Lai for working capital purposes during our normal course of business. These advances were non-interest bearing and due on demand.

Commitments and contingencies

From time to time, we may be a party to various legal actions arising in the ordinary course of business. We accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2026 and 2025, we did not have any legal claims or litigation pending.

As of March 31, 2026, we had the following contractual obligations:

		Payments Due by Period
Contractual Obligations		Total	Less than 1 year	1-2 years	2-3 years	3-4 years
(1)	Debt Obligations	$9,553,493	$7,378,950	$-	$2,174,543	$-
(2)	Capital expenditure commitment on CIP project	13,888,084	3,624,239	3,624,239	5,443,607	1,195,999
(3)	Capital expenditure commitment for purchase of property	2,319,513	2,319,513	-	-	-
Total		$25,761,090	$13,322,702	$3,624,239	$7,618,150	$1,195,999

(1)	As of March 31, 2026, we had a total of $7,378,950 in short-term borrowings and $2,174,543 in long-term borrowings from several PRC banks (see Footnotes 12 and 13 of our unaudited consolidated financial statements and footnotes, for details).

(2)	On June 25, 2021, we signed a construction sub-contract with Chenyuan, pursuant to which, Chenyuan will help us construct four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $23.9 million). As of March 31, 2026, we had made a prepayment of approximately RMB69.2 million (approximately $10.0 million) to Chenyuan and future additional capital expenditure on this CIP project was estimated to be approximately RMB95.8 million (approximately $13.9 million) (see Footnote 10 of our unaudited condensed consolidated financial statements and footnotes, Prepayment for CIP project, for details).

(3)	On May 6, 2021, we entered into a real estate property purchase agreement with Jiangxi Yueshang to purchase certain residential apartments and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $4.6 million). As of March 31, 2026, we had made a prepayment of RMB16 million (approximately $2.3 million) to Jiangxi Yueshang. The remaining balance of RMB16 million (approximately $2.3 million) is expected to be paid upon reception of the Real Estate Ownership Certificate (see Footnote 11 of our unaudited condensed consolidated financial statements and footnotes, Prepayment for purchase of a property, for details).

Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of either March 31, 2026 or September 30, 2025.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations.